Exhibit 99.1

Convertible Loan Agreement

dated as of September 7, 2020

by and between

FiveT Capital Holding AG	(the Lender)
c/o Räber Treuhand AG, Churerstrasse 98, 8808 Pfäffikon, Switzerland

and

Altamira Medica AG	(the Borrower)
c/o Otolanum AG, Bahnhofstrasse 21, 6300 Zug, Switzerland

and

Auris Medical Holding Ltd.	(AMHL)
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

(the Lender, the Borrower and AMHL each a Party together the Parties)

1/22

Convertible Loan Agreement

Preamble

A.	The Lender is a corporation (Aktiengesellschaft) organized and existing under the laws of Switzerland with its registered office in Zurich, Switzerland.

B.	The Borrower is a corporation (Aktiengesellschaft) organized and existing under the laws of Switzerland with its registered office in Zug, Switzerland. As of the date of this convertible loan agreement (the Agreement), the Borrower has a share capital of CHF 525,000, divided into 525,000 registered shares with a nominal value of CHF 1.00 each (Borrower Shares).

C.	AMHL is a limited company organized and existing under the laws of Bermuda with its registered office in Hamilton, Bermuda. As of the date hereof, AMHL has an authorized share capital of CHF 25,000,000.00 under which 7’089’512 common shares with a nominal value of CHF 0.01 each are issued and outstanding (AMHL Common Shares). The AMHL Common Shares are listed on the NASDAQ under the ticker code EARS and the international securities identification number (ISIN) BMG070252017.

D.	As of the date of this Agreement, AMHL is the legal owner of 100% of the Borrower Shares.

E.	The Lender wishes to grant the Borrower a loan to cover the Borrower’s financial needs.

F.	The Lender shall have the right to convert such loan into Borrower Shares or AMHL Common Shares in accordance with and subject to the terms of this Agreement.

Now, therefore, the Parties hereto agree as follows:

1.	Definitions

For the purposes of this Agreement (including the Preamble and the Annexes), capitalized terms shall have the meanings set forth in Annex 1.

2/22

Convertible Loan Agreement

2.	Loan / Interest

(a)	The Lender hereby grants the Borrower a loan in the amount of CHF 1,500,000.00 (the Loan), divided into 30 units of CHF 50,000.00 each (each a Loan Unit), in accordance with and subject to the terms of this Agreement.

(b)	The Loan shall bear interest as from the Disbursement Date at an interest rate of 8% p.a. (the Interest). Interest on the Loan shall be calculated on an actual (365) basis.

(c)	Subject to Sections 4 and 5, Interest on the Loan shall not be paid in cash, but added to the Loan outstanding on the date of the Conversion Notice and be converted together with such outstanding Loan.

3.	Disbursement

The Lender shall disburse the Loan by no later than 2 (two) Business Days after the date of this Agreement (the Disbursement Date) to the following bank account of the Borrower:

Bank:

IBAN:

BIC/Swift:

4.	Maturity

Subject to Sections 6 (Event of Default), 7 (Change of Control Transaction) and 8 (Conversion), the total outstanding principal amount under the Loan including all accrued and unpaid Interest thereon shall become due and payable in cash on the date which is 18 months after the Disbursement Date (the Maturity Date).

3/22

Convertible Loan Agreement

5.	Early Repayment

(a)	The Borrower may elect in its sole discretion to repay in cash the total outstanding principal amount under (i) the Loan or (ii) one or several Loan Unit(s), in each case including all accrued and unpaid Interest thereon (the Repayment Amount), at any time from the date which is six (6) months following the Disbursement Date by giving 1 (one) month prior written notice to the Lender (the Repayment Notice Period), provided that the Borrower shall pay to the Lender an amount equal to 130% of the Repayment Amount.

(b)	The repayment shall be made within 10 (ten) calendar days following expiry of the Repayment Notice Period.

(c)	Prior to the expiry of the Repayment Notice Period, the Lender may convert the Repayment Amount in accordance with Section 8. Thereafter, irrespective of any other provision in this Agreement, the Repayment Amount may no longer be converted by the Lender under this Agreement, provided that the Borrower pays the relevant amount to the Lender as set forth under Sections 5(a) and 5(b).

6.	Event of Default

The Lender shall have the right to request immediate payment in cash of the total outstanding principal amount under the Loan including all accrued and unpaid Interest thereon by giving written notice to the Borrower and AMHL at any time upon the occurrence of any of the following events:

(a)	the Borrower and/or AMHL fail(s) to make any payments under this Agreement when due, provided that the Lender has submitted a 1 (one) month written notice to the Borrower and AMHL notifying Borrower and AMHL of such failure and requesting the payment;

(b)	the Borrower and/or AMHL breach(es) any of its/their material obligations under this Agreement, provided that any such breach is not cured within 20 (twenty) calendar days following written notice thereof by the Lender; or

(c)	a resolution is passed for the liquidation, dissolution or winding up of the Borrower or AMHL.

4/22

Convertible Loan Agreement

7.	Change of Control Transaction

(a)	In the event that the Borrower or AMHL completes any Change of Control Transaction prior to the full repayment or conversion of the total outstanding principal amount under the Loan and all accrued and unpaid Interest thereon in accordance with this Agreement, the total amount to be paid to the Lender under this Agreement shall correspond to the higher of (i) the total principal amount under the Loan and all accrued Interest thereon outstanding at such time (the Outstanding Balance) and (ii) the amount that would have been payable to the Lender as a result of the Change of Control Transaction if the Lender had converted such Outstanding Balance into Borrower Shares or AMHL Common Shares in accordance with the terms of this Agreement immediately prior to the completion of the Change of Control Transaction.

(b)	The relevant amount pursuant to Section 7(a) shall be due and payable within 10 (ten) calendar days following the date on which the Change of Control Transaction has been completed.

(c)	Upon completion of any Change of Control Transaction, the total outstanding principal amount under the Loan and all accrued and unpaid Interest thereon may no longer be converted by the Lender under this Agreement.

8.	Conversion

8.1.	Conversion Right

(a)	Subject to Section 8.2, the Lender has the right to request (the Conversion Right) full conversion of the total outstanding principal amount under (i) the Loan or (ii) one or several Loan Unit(s), in each case including all accrued and unpaid Interest thereon as per the date of the Conversion Notice (the Conversion Amount), into (y) Borrower Shares (the Borrower Conversion) or (z) AMHL Common Shares (the AMHL Conversion); the number of such Borrower Shares or AMHL Common Shares issuable or deliverable to the Lender shall be equal to the quotient obtained by dividing the Conversion Amount, in case of (y), by the Borrower Conversion Price (such number of such Borrower Shares, the Borrower Conversion Shares) or, in case of (z), the AMHL Conversion Price (such number of such AMHL Common Shares, the AMHL Conversion Shares).

5/22

Convertible Loan Agreement

(b)	The Lender may exercise the Conversion Right at any time from the date which is 5 (five) Trading Days following the Disbursement Date until no later than the Maturity Date by giving written notice to the Borrower and AMHL, substantially in the form as set out in Annex 8.1(b) (the Conversion Notice). The Conversion Notice shall be irrevocable and cannot be cancelled or withdrawn by the Lender.

8.2.	Limitations of Conversion Right

The Lender’s Conversion Right shall be subject to the following limitations:

(a)	No Borrower Conversion shall result in the beneficial ownership of the Lender and/or any of its Affiliates at any time of more than 49.99% of all issued and outstanding Borrower Shares (the Borrower Conversion Cap), it being understood and agreed by the Parties that such Borrower Conversion Cap shall not be exceeded by any of the Lender and/or its Affiliates alone or together.

(b)	No AMHL Conversion shall result in the beneficial ownership of the Lender or any of its Affiliates at any time of more than 9.99% of all issued and outstanding AMHL Common Shares (the AMHL Conversion Cap), it being understood and agreed by the Parties that such AMHL Conversion Cap shall not be exceeded by any of the Lender and/or its Affiliates alone or together. The AMHL Conversion Cap may be terminated by the Lender by giving 61 (sixty-one) calendar days prior written notice to AMHL and the Borrower.

(c)	The limitations as per Sections 5(c) and 7(c).

8.3.	Conversion Price

(a)	The conversion price applicable for any Borrower Conversion (the Borrower Conversion Price) shall be the amount equal to the lower of (i) CHF 3.00 (subject to adjustment for share splits, share dividends, recapitalizations, reorganizations, reclassification, combinations, reverse share splits or other similar events occurring after the date hereof) and (ii) the issue price per newly issued Borrower Share paid by any third party investor in a financing round of the Borrower preceding any Borrower Conversion as a result of which such third party investor holds a number of Borrower Shares equal to at least 10% of all Borrower Shares issued and outstanding following the completion of such financing round (the Qualified Financing Round). Promptly upon completion of any Qualified Financing Round, the Borrower shall notify the Lender (whereby by e-mail is sufficient) of the applicable Borrower Conversion Price.

6/22

Convertible Loan Agreement

(b)	The conversion price applicable for any AMHL Conversion (the AMHL Conversion Price) shall be the amount equal to the lower of (i) 150% of the price per AMHL Common Share as at close of the NASDAQ stock exchange on the Disbursement Date (subject to adjustment for share splits, share dividends, recapitalizations, reorganizations, reclassification, combinations, reverse share splits or other similar events occurring after the date hereof) and (ii) 95% of the average price per AMHL Common Share as at close of the NASDAQ stock exchange during five (5) Trading Days preceding the date of the Conversion Notice, in each case as the relevant price(s) per AMHL Common Share as at close of the NASDAQ stock exchange is/are reported under www.nasdaq.com/market-activity/stocks/ears/historical; provided, however, that under no circumstances shall the AMHL Conversion Price be less than the higher of (x) the par value per AMHL Common Share and (y) the 3-Month Floor Price.

8.4.	Borrower Conversion

(a)	No later than 5 (five) calendar days prior to submitting the Conversion Notice, the Lender shall inform the Borrower and AMHL (whereby by e-mail is sufficient) about its intention to exercise the Conversion Right in the form of a Borrower Conversion (the Advance Notification). Such Advance Notification shall state the envisaged date of the Conversion Notice and the number of Borrower Conversion Shares issuable or deliverable to the Lender, calculated on the basis of the envisaged date of the Conversion Notice. Promptly upon receipt of the Advance Notification, the Borrower shall inform the Lender (whereby by e-mail is sufficient) of any objections (which shall include a brief explanation of such objections) (the Objections) it may have and whether the relevant number of Borrower Conversion Shares will be issued out of conditional share capital or authorized share capital, or delivered from Borrower Shares owned by AMHL or held by the Borrower as treasury shares. The Parties agree to settle any Objections in good faith and promptly. If the Borrower Conversion Shares shall be issued out of authorized share capital, the Lender shall be required to submit to the Borrower, together with the Conversion Notice, a subscription form (the Subscription Form) in the form as provided by the Borrower.

7/22

Convertible Loan Agreement

(b)	In case the Borrower Conversion Shares shall be issued as part of a capital increase of the Borrower or delivered from Borrower Shares held by the Borrower as treasury shares, the Lender shall settle its respective contribution obligation or, as applicable, the purchase price for the Borrower Conversion Shares, in each case in the amount equal to the Conversion Amount by setting-off the Conversion Amount. In case the Borrower Conversion Shares shall be delivered from Borrower Shares owned by AMHL, the Borrower’s payment obligation under this Agreement in the amount equal to the Conversion Amount shall be deemed automatically transferred to and assumed by AMHL, and the Lender shall settle the purchase price for the Borrower Conversion Shares in the amount equal to the Conversion Amount by setting-off the Conversion Amount vis-à-vis AMHL.

(c)	Any fractional Borrower Conversion Shares resulting from any Borrower Conversion shall be disregarded and the number of Borrower Conversion Shares to be issued or delivered to the Lender shall be rounded down to the next whole number without any further compensation.

(d)	The Borrower and AMHL shall take all actions, execute all documents and make all declarations as may be necessary or appropriate, and the Lender shall cooperate as necessary and appropriate, to give full effect to the Borrower Conversion and ensure that the Borrower Conversion Shares are duly issued or delivered to the Lender by no later than 5 (five) Business Days following the date of receipt of the originals of the Conversion Notice and, as may be required, the Subscription Form, duly executed by the Lender, or, in case of any Objections, promptly upon settlement by the Parties of the Objections. Upon registration of the Borrower Conversion Shares in the commercial register or delivery of the Borrower Conversion Shares to the Lender, the Borrower shall provide the Lender with a copy of its share register evidencing the registration of the Lender as shareholder with voting rights with respect to the Borrower Conversion Shares.

8/22

Convertible Loan Agreement

8.5.	AMHL Conversion

(a)	In case the Lender opts for an AMHL Conversion, the Lender shall, simultaneously with the Conversion Notice, submit to AMHL and the Borrower (whereby by e-mail is sufficient) a calculation sheet evidencing the calculation of the AMHL Conversion Price pursuant to Section 8.3(b) and the number of AMHL Conversion Shares issuable or deliverable to the Lender, such notice to be accompanied by screenshots of the relevant screens from www.nasdaq.com/market-activity/stocks/ears/historical. Promptly upon receipt, AMHL shall notify the Lender (whereby by e-mail is sufficient) of any Objections (which shall include a brief explanation of such Objections) it may have and any further actions or documents required to be taken or provided by the Lender for the issuance of the relevant number of AMHL Conversion Shares out of AMHL’s authorized share capital. The Parties agree to settle any Objections in good faith and promptly.

(b)	In case of any AMHL Conversion, the Borrower’s payment obligation under this Agreement in the amount equal to the Conversion Amount shall be deemed automatically transferred to and assumed by AMHL, and the Lender shall settle its respective contribution obligation as part of the issuance of the relevant number of AMHL Conversion Shares out of AMHL’s authorized share capital in the amount equal to the Conversion Amount, by setting-off the Conversion Amount vis-à-vis AMHL.

(c)	Any fractional AMHL Conversion Shares resulting from any AMHL Conversion shall be disregarded and the number of AMHL Conversion Shares to be issued or delivered to the Lender shall be rounded down to the next whole number without any further compensation.

(d)	AMHL and the Borrower shall take all actions, execute all documents and make all declarations as may be necessary or appropriate, and the Lender shall cooperate as necessary and appropriate, to give full effect to the AMHL Conversion and ensure that the AMHL Borrower Conversion Shares are duly issued or delivered to the Lender by crediting the depository account of the Lender (as designated by the Lender in the Conversion Notice) by no later than 2 (two) Trading Days following the date of receipt of the original of the Conversion Notice or, in case of any Objections, promptly upon settlement by the Parties of the Objections.

9/22

Convertible Loan Agreement

(e)	AMHL shall procure that any AMHL Conversion Shares issued or delivered to the Lender under this Agreement will, no later than 2 (two) Trading Days after the date on which the AMHL Conversion Shares have been issued or delivered, be listed on the NASDAQ and become tradable without any restrictions on the NASDAQ.

(f)	As soon as practicable (and in any event within 30 calendar days of the Disbursement Date), AMHL shall file a registration statement on Form F-3 (or other appropriate form) providing for the resale by the Lender of the AMHL Conversion Shares issued and issuable upon any AMHL Conversion. Such registration statement shall cover an amount (the Initial Required Amount”) of AMHL Conversion Shares equal to (i) the original principal amount of the Loan on the Disbursement Date divided by (ii) the 3-Month Floor Price in effect at the time of such filing. AMHL shall use best efforts to cause such resale registration statement to become effective within 60 days following the Disbursement Date (or, in the event of a “full review” by the SEC, the 90th calendar day following the Disbursement Date) and to keep the registration statement effective at all times until (the following date, the Registration End Date) the earlier of (1) the date as of which the Lender may sell AMHL Conversion Shares without restriction or limitation pursuant to Rule 144 (as defined below) and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the Securities Act or (2) the later of (x) the date on which no principal or Interest remains outstanding under the Loan or (y) the date on which the Lender no longer owns any AMHL Conversion Shares. In addition, if at any time following the three-calendar month anniversary of the Disbursement Date but prior to the Registration End Date AMHL has issued a number of AMHL Conversion Shares that equals or exceeds the Initial Required Amount then AMHL shall use commercially reasonable efforts to file one or more additional resale registration statements so as to cover any additional AMHL Conversion Shares that may be issuable under this Agreement at such time, determined using the 3-Month Floor Price in effect at the time of determination.

10/22

Convertible Loan Agreement

9.	Representations and Warranties

9.1.	Limited Representations and Warranties

(a)	The Lender hereby represents and warrants to the Borrower and AMHL the following:

(i)	due incorporation and valid existence under the laws of Switzerland, with the power and authority to own its properties and conduct its business in the ordinary course;

(ii)	the execution of this Agreement and the consummation of the transactions thereunder are duly authorized by the competent corporate bodies;

(iii)	the Lender is (a) acquiring the Loan and (b) upon any Conversion will acquire Conversion Shares, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act. The Lender is acquiring the Securities hereunder in the ordinary course of its business. The Lender does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities

(iv)	the Lender is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D of the Securities Act;

(v)	the Lender has been given the opportunity to ask questions and receive answers concerning the terms and condition of the offering of and to obtain any additional information which Borrower and/or AMHL possess or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information provided to the Lender;

11/22

Convertible Loan Agreement

(vi)	the Lender understands that, except as provided in Section 8.5(f) hereof: (a) the Securities have not been and are not being registered under the Securities Act or any United States state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) the Lender shall have delivered to AMHL an opinion of counsel, in a form reasonably satisfactory to AMHL, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) the Lender provides AMHL with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the Securities Act, as amended, (or a successor rule thereto) (collectively, Rule 144); (b) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the United States Securities and Exchange Commission thereunder; and (c) neither AMHL nor any other Person is under any obligation to register the Securities under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder; and

(b)	Each of the Borrower and AMHL represents and warrants to the Lender, solely with respect to itself, the following:

(i)	due incorporation and valid existence under the laws of their respective place of incorporation, with the power and authority to own their properties and conduct their business in the ordinary course;

(ii)	the execution of this Agreement and the consummation of the transactions thereunder do not conflict with, violate or result in a breach of any law, regulation or judgement applicable to the Borrower or AMHL, their articles of association and bye-laws, respectively, or any agreement or commitment to which the Borrower or AMHL are a party to or by which they are bound; and

(iii)	the obligations of the Borrower and AMHL according to this Agreement are valid, binding and enforceable against the Borrower and AMHL in accordance with their terms, subject only to bankruptcy, insolvency, reorganization, composition or similar laws affecting creditors’ rights in general.

12/22

Convertible Loan Agreement

9.2.	Limitations of Liability

(a)	A claim by the Lender against the Borrower or AMHL for misrepresentation or breach of a warranty shall be time-barred (verjährt) and forfeited (verwirkt) unless the Lender has delivered a written notice to the Company and AMHL describing in reasonable detail the facts then known about any such claim (the Notice of Breach) before the lapse of a period of [12 (twelve)] months from the Disbursement Date. If a Notice of Breach is delivered by the Lender to the Borrower and AMHL on or before the applicable date set forth in the preceding sentence, the relevant claim may be resolved after such date, provided that the Lender initiates judicial proceedings in accordance with Section 13 within [6 (six)] months from such applicable date.

(b)	The Borrower’s and AMHL’s liability for any misrepresentation or breach of warranty shall not exceed an amount equal to 100% of the total principal amount under the Loan and all accrued Interest thereon outstanding at the date of the Notice of Breach.

10.	No Set-Off; Tax Deductions

(a)	Save for a Borrower Conversion or an AMHL Conversion and subject to paragraph (b) hereinafter, the Borrower and AMHL shall neither be entitled to set-off any of their claims they may have against the Lender against any amount payable by the Borrower or AMHL to the Lender under or pursuant to this Agreement, regardless if such claim of the Borrower or AMHL against the Lender has arisen under or in connection with this Agreement or otherwise, nor shall the Borrower and AMHL be entitled to otherwise withhold the payment of any amount payable by them to the Lender under or pursuant to this Agreement. Subject to applicable laws (and hereby in particular subject to paragraph (b) hereinafter), all payments to be made by the Borrower or AMHL to the Lender under this Agreement shall be made clear of all deduction whatsoever.

(b)	The Borrower and AMHL shall be entitled to deduct from any payments to be made by them to the Lender under this Agreement any deductions for withholding taxes required under Swiss law (if any). In case of a Borrower Conversion or an AMHL Conversion, only such amounts net of any withholding taxes shall be subject to the respective conversion.

13/22

Convertible Loan Agreement

11.	Termination

(a)	Neither Party shall terminate this Agreement prior to the Maturity Date.

(b)	This Agreement will automatically terminate upon full payment or conversion of the total outstanding principal amount under Loan and all accrued and unpaid Interest thereon in accordance with this Agreement.

12.	Miscellaneous

12.1.	Obligations of the Borrower and AMHL

Unless otherwise provided for in this Agreement, each of the Borrower and AMHL shall be individually and severally liable and not jointly for any of their respective obligations and liabilities under or in connection with this Agreement.

12.2.	NASDAQ Requirements

Notwithstanding anything contained herein to the contrary, if at any time while any amount is outstanding under this Agreement NASDAQ informs AMHL that a provision of this Agreement violates the rules or policies of NASDAQ, then the Lender, the Borrower and AMHL shall use their respective best efforts in good faith to negotiate and agree to amend this Agreement in order to cure such violation.

12.3.	Taxes, Costs and Expenses

(a)	Any and all taxes and other public charges imposed on one of the Parties in connection with this Agreement and the transactions contemplated hereby are to be borne by the Party on which such tax or public charge is imposed.

(b)	Each Party shall bear its own costs and expenses (including advisor fees) arising out of or incurred in connection with this Agreement and all transactions contemplated hereby.

14/22

Convertible Loan Agreement

12.4.	No Assignment

Unless otherwise provided for in this Agreement, neither Party shall be entitled to transfer this Agreement or all or part of its rights and/or obligations hereunder without the other Parties prior written consent, such consent not to be unreasonably withheld.

12.5.	Notices

(a)	All notices or other communications to be given under or in connection with this Agreement shall be made in writing and shall be delivered by registered mail (return receipt requested), an internationally recognized courier or e-mail transmission to the following addresses:

If to the Lender:	FiveT Capital Holding AG
Att.: Johannes Minho Roth
c/o Räber Treuhand AG
Churerstrasse 98
8808 Pfäffikon
Switzerland
e-mail:

if to the Borrower:	Altamira Medica AG
Att.: Thomas Meyer
c/o Otolanum AG
Bahnhofstrasse 21
6300 Zug
Switzerland
e-mail:

if to AMHL:	Auris Medical Holding Ltd.
Att.: Thomas Meyer
Clarendon House, 2 Church Street
Hamilton HM 11
Bermuda
e-mail:

or such other address as any Party may notify to the other Parties in accordance with the above.

15/22

Convertible Loan Agreement

(b)	Any notice to be given hereunder shall be given before the expiry of a term or deadline set forth in this Agreement or by applicable law. All notices or other communications shall be effective only if sent out to the Party to whom it is addressed in accordance with this Section 12.5 before the expiry of such term or deadline.

(c)	Any notice to be given hereunder made by or attached to an e-mail will be deemed received if the sending Party does not receive an automatic non-delivery notification that the e-mail has not been received (other than an out of office notification) within one hour after dispatch of the e-mail; provided that the e-mail is in an appropriate and commonly used format, and any attached file is a pdf, jpeg, tiff or other appropriate and commonly used format.

12.6.	Entire Agreement

This Agreement, including it Annexes and any other documents referred to herein, constitutes the entire agreement and understanding among the Parties with respect to the subject matter hereof, and shall supersede all prior oral and written agreements or understandings of the Parties relating hereto, in particular any term sheets among the Parties.

12.7.	Amendments

No amendment, variation or waiver of any term or provision of this Agreement shall be valid unless it is evidenced in writing and signed by or on behalf of each of the Parties or in the case of a waiver only, by the Party granting such waiver.

12.8.	Severability

If any part or provision of this Agreement shall be held to be invalid or unenforceable, the other provisions of this Agreement shall nonetheless remain valid. In this case, the invalid or unenforceable provision shall be replaced by a substitute provision that best reflects the intentions of the Parties without being unenforceable, and each Party shall execute all agreements and documents required in this connection. The same shall apply in case of any gap in this Agreement.

16/22

Convertible Loan Agreement

13.	Governing Law and Jurisdiction

(a)	This Agreement shall in all respects be governed by and construed in accordance with the substantive laws of Switzerland (to the exclusion of conflicts of laws principles and provisions).

(b)	Any dispute arising out of or in connection with this Agreement, including, but not limited to, disputes regarding its conclusion, validity, binding effect, breach or termination, shall exclusively be referred to the courts competent for the City of Zug, Switzerland.

[SIGNATURES ON THE NEXT PAGE]

17/22

Convertible Loan Agreement

Signatures

Lender	FiveT Capital Holding AG

Pfaffikon, September 7, 2020	/s/ Johannes Minho Roth
Place, date	Name: Johannes Minho Roth
Function: Director & Member of the Board

Place, date	Name:
Function:

Borrower	Altamira Medica AG

Basel, September 7, 2020	/s/ Thomas Meyer
Place, date	Name: Thomas Meyer
Function: Chairman and CEO

Place, date	Name:
Function:

AMHL	Auris Medical Holding Ltd.

Basel, September 7, 2020	/s/ Thomas Meyer
Place, date	Name: Thomas Meyer
Function: Chairman and CEO

Place, date	Name:
Function:

18/22

Convertible Loan Agreement

Annex 1 – Definitions

3-Month Floor Price	means, (i) for the first three calendar months commencing on the Disbursement Date, 75% of the price of an AMHL Common Share at close of the NASDAQ stock exchange immediately preceding the time of execution of this Agreement (ii) from the three-month anniversary of the Disbursement Date until three months thereafter, 75% of the average of the prices of an AMHL Common Share at close of the NASDAQ stock exchange on each Trading Day during the first three calendar months commencing on the Disbursement Date and (iii) during each three-calendar month period thereafter, 75% of the average of the prices of an AMHL Common Share at close of the NASDAQ stock exchange on each Trading Day during the three-calendar month period preceding the beginning of such three-calendar month period.

Advance Notification	has the meaning set forth in Section 8.4(a).

Affiliate	shall mean, with respect to the Lender, (i) any person Controlling the Lender, (ii) any person under Control by the Lender, (iii) any person under common Control with the Lender and (iv) any person acting otherwise in concert with the Lender.

Agreement	means this convertible loan agreement as set forth in Preamble B.

AMHL	has the meaning set forth on the cover page of this Agreement.

AMHL Common Shares	has the meaning set forth in Preamble C.

AMHL Conversion	has the meaning set forth in Section 8.1(a).

AMHL Conversion Cap	has the meaning set forth in Section 8.2(b).

AMHL Conversion Price	has the meaning set forth in Section 8.3(b).

AMHL Conversion Shares	has the meaning set forth in Section 8.1(a).

Annex	means any annex of this Agreement.

Borrower	has the meaning set forth on the cover page of this Agreement.

Borrower Conversion	has the meaning set forth in Section 8.1(a).

Borrower Conversion Cap	has the meaning set forth in Section 8.2(a).

19/22

Convertible Loan Agreement

Borrower Conversion Price	has the meaning set forth in Section 8.3(a).

Borrower Conversion Shares	has the meaning set forth in Section 8.1(a).

Borrower Shares	has the meaning set forth in Preamble B.

Business Day	means any day, other than a Saturday or Sunday, on which commercial banks in Zug and Zurich are open for business throughout the day.

Change of Control Transaction	shall mean (i), with respect to the Borrower, the acquisition of more than 50% of the Borrower’s issued and outstanding share capital by one or several parties acting in concert, and (ii), with respect to AMHL, the acquisition of more than 50% of AMHL’s issued and outstanding share capital by one or several parties acting in concert, provided that such acquirer(s) shall have the right to designate the majority of all members of the board of directors of AMHL.

CO	means the Swiss Code of Obligations, as amended from time to time.

Control	shall mean the ability of one person to determine that the affairs of another person are conducted in accordance with the intentions of the first person by way of (i) the holding of shares, (ii) the possession of voting, appointment or instruction rights or (iii) in any other way whatsoever (in each case whether directly or indirectly), and the terms Controlled and Controlling shall be construed accordingly.

Conversion Amount	has the meaning set forth in Section 8.1(a).

Conversion Notice	has the meaning set forth in Section 8.1(b).

Conversion Price	has the meaning set forth in Section 8.3.

Conversion Right	has the meaning set forth in Section 8.1(a).

Conversion Shares	means, collectively, the Borrower Shares or AMHL Common Shares issuable upon a Borrower Conversion or AMHL Conversion, respectively.

Disbursement Date	means the date on which the Loan is disbursed to the Borrower in accordance with Section 3.

Interest	has the meaning set forth in Section 2(b).

20/22

Convertible Loan Agreement

Lender	has the meaning set forth on the cover page of this Agreement.

Loan	has the meaning set forth in Section 2(a).

Loan Unit	has the meaning set forth in Section 2(a).

Maturity Date	has the meaning set forth in Section 4.

Notice of Breach	has the meaning set forth in Section 9.2(a).

Objections	has the meaning set forth in Section 8.4(a).

Outstanding Balance	has the meaning set forth in Section 7.

Party/Parties	has the meaning set forth on the cover page of this Agreement.

Person	means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

Preamble	means the preamble of this Agreement.

Qualified Financing Round	has the meaning set forth in Section 8.3(a).

Repayment Amount	has the meaning set forth in Section 5(a).

Repayment Notice Period	has the meaning set forth in Section 5(a).

Section	means any section of this Agreement.

Securities	means, collectively, the Loan and the Conversion Shares.

Securities Act	means the Securities Act of 1933, as amended.

Subscription Form	has the meaning set forth in Section 8.4(a).

Trading Day	means any day during which the NASDAQ stock exchange is open for business.

21/22

Convertible Loan Agreement

Annex 8.1(b) – Conversion Notice

From:	FiveT Capital Holding AG, c/o Räber Treuhand AG, Churerstrasse 98, 8088 Pfäffikon, Switzerland

To:	Altamira Medica AG, c/o Otolanum AG, Bahnhofstrasse 21, 6300 Zug, Switzerland

Auris Medical Holding Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

[Place], [date]

Conversion Notice

Dear Sirs,

This is a Conversion Notice pursuant to Section 8.1(b) of the convertible loan agreement dated as of [date] 2020 (the Agreement). Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Agreement.

We hereby exercise our Conversion Right to convert the Conversion Amount in the amount of CHF [amount] into [number] [registered shares of the Borrower with a nominal value of CHF 1.00 each (the Borrower Conversion Shares) at the Borrower Conversion Price of CHF [amount] per Borrower Conversion Share] OR [common shares of AMHL with a nominal value of CHF 0.01 each (the AMHL Conversion Shares) at the AMHL Conversion Price of CHF [amount] per AMHL Conversion Share].

[You have informed us that the Borrower Conversion Shares will be [issued out of the [conditional share capital pursuant to article [number] of the Borrower’s articles of associations] OR [authorized share capital pursuant to article [number] of the Borrower’s articles of association and we attach a corresponding Subscription Form to this Conversion Notice]] OR [delivered from Borrower Shares [owned by AMHL] OR [held by the Borrower as treasury shares]]].

We hereby unconditionally [make a contribution corresponding to the [Borrower Conversion Price multiplied with the number of Borrower Conversion Shares] OR [AMHL Conversion Price multiplied with the number of AMHL Conversion Shares], i.e. in the amount of CHF [amount], by way of setting-off our claims against [the Borrower] OR [AMHL] under the Agreement in such amount] OR [set-off our claims against [the Borrower] OR [AMHL] under the Agreement in the amount corresponding to the Borrower Conversion Price multiplied with the number of Borrower Conversion Shares, i.e. in the amount of CHF [amount]].

Sincerely yours,

Name:	Name:
Function:	Function:

22/22